Exhibit 99.1

SIGMA LITHIUM RESPONDS TO INACCURATE MEDIA REPORTS; CATEGORICALLY AFFIRMS PHASE 2 & 3 EXPANSION PLANS ARE PROCEEDING AS PLANNED; STRATEGIC PROCESS SUCCESSFULLY CONTINUES

HIGHLIGHTS

•	Sigma Lithium vehemently denies inaccurate recent media reports that incorrectly denominated as an “injunction” certain conditions established upon the approval by the Brazilian Courts of the transfer of two Exploration Sub-Plots by RIX to Sigma Brazil.

•	Sigma Lithium states as categorically incorrect recent media reports speculating that the status or conditions attached to the transfer are impediments to the Company’s future operations and its ability to conduct its Phase 2 & 3 expansion.

•	The Brazilian Courts ruling just reinforced the Brazilian Mining Code, whereby both Sigma Brazil and RIX have access ensured by rule of law to the Exploration Sub-Plots through a standard “waste sharing agreement”.
o	The two companies celebrated an irrevocably binding waste sharing agreement on August 9, 2023.

•	The Brazilian Courts authorized the transfer of the Exploration Sub-Plots by RIX without cost to Sigma Brazil.
o	Furthermore, the Brazilian Courts ruled that any undue loss to RIX can be resolved through financial compensation amongst RIX shareholders.
o	This compensation is an internal matter related to RIX and does not impact Sigma Brazil nor Sigma Lithium.

SAO PAULO, BRAZIL – (Sept. 29, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate, categorically states that its Phase 2 & 3 expansion plans are proceeding as planned.

Sigma Lithium vehemently denies inaccurate recent media reports that incorrectly denominated as an “injunction” certain conditions established upon the approval by the Brazilian Courts of the transfer by RIX Mineração S.A. (“RIX”) to Sigma Brazil of two sub-divisions of an exploration permit (“Exploration Sub-Plots”).

The Brazilian Courts authorized the transfer of the Exploration Sub-Plots by RIX without cost to Sigma Brazil or Sigma Lithium.

•	Furthermore, the Brazilian Courts ruled that any undue loss to RIX can be resolved through financial compensation amongst RIX shareholders.
•	This compensation is an internal matter related to RIX and does not impact Sigma Brazil or Sigma Lithium.

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Sigma Lithium states as categorically incorrect recent media reports speculating that the status or conditions attached to the transfer are impediments to the Company’s future operations and its ability to conduct its Phase 2 & 3 expansion.

Sigma Lithium believes the decision by the courts approving the transfer of the Exploration Sub-Plots by RIX with certain conditions was fair. The conditions are in line with the provisions within the Brazilian Mining Law. RIX did not appeal the Brazilian Courts decision.

Both Sigma Brazil and RIX access to the small areas represented by the two Exploration Sub-Plots is regulated by the Brazilian Mining Law through a standard “waste sharing agreement”.

•	The two companies celebrated an irrevocably binding waste sharing agreement on August 9, 2023 ensuring access of both companies to the areas.
•	Sigma Brazil is authorized to remove waste from the Exploration Sub-Plots in question, when opening its Phase 2 & 3 pits.
•	In the event of Sigma Brazil encounters any mineral in the Exploration Sub-Plots, it shall place in a nearby location determined by RIX for its future use.

Paula Lacava, Sigma Lithium Chief Legal Counsel stated “Approving the transfer with conditions was a wise decision by the Brazilian Courts, ruling in line with the Brazilian Mining Law: Not only validated the transfer, but also solved the matter of whether the Exploration Sub-Plots might contain economically mineable ore”.

The conditions established by the Courts allow Sigma Brazil to remove waste and ground within the areas of the Exploration Sub-Plots, as planned, in line with the standard “waste sharing agreement” signed. The conditions just reinforced the regulations in the Brazilian Mining Code:

(i)	Sigma Brazil is just prevented from sub-leasing the “Exploration Sub-Plots” to a third party and/or;
(ii)	Profiting from the sale of mineral ore located in the “Exploration Sub-Plots”.

Therefore, these conditions are not material nor impact Sigma Lithium´s business or Sigma Brazil´s operations.

The Exploration Sub-Plots do not contain any mineral reserves. The surface farms over the Exploration Sub-Plots are held by private Brazilian land corporations, Miazga and Arqueana, both also related parties, 51% controlled by Ana Cabral.

Hence the decision by the Brazilian Courts was not appealed by RIX or by Calvyn Gardner, a minority shareholder of RIX.

Sigma Lithium continues its strategic review of proposals received from potential partners in various industries globally.

Sigma Lithium’s Phase 2 & 3 mines are clear separate ore bodies from RIX’s deposits, as determined by the vertical section at the border limit. Therefore, the mining activities of both Phase 2 & 3 are ensured and regulated by rule of law (Mining Code and Federal Laws regulating the Mining Code), including access guarantees.

RIX is a related party to Sigma Lithium. It is a Brazilian privately held holding corporation founded by Ana Cabral in March 2009 and funded with her principal capital since inception. She controls 51% of RIX and granted Calvyn Gardner 49% as an “earned free carry” for his work as an executive in the Company.

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ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087

jamie.flegg@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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